UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A-3

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GLOBAL HEALTHCARE REIT, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

37953J 10 7

(CUSIP Number)

Clifford L. Neuman, PC

6800 N. 79th Street, Suite 200

Niwot, Colorado 80503

(303) 449 – 2100

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37953J 10 7

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

LANCE BALLER

(2) Check the Appropriate Box if a Member (a) [  ] of a Group* (b) [  ]

(3) SEC Use Only

(4) Source of Funds* PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

U.S.A.

Number of Shares	(7) Sole Voting Power 2,510,145
Beneficially Owned	(8) Shared Voting Power 0
by Each Reporting	(9) Sole Dispositive Power 2,510,145
Person With	(10)Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

2,510,145 shares of common stock

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13) Percent of Class Represented by Amount in Row (11) 9.33%

(14) Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1.	SECURITY AND ISSUER

The class of securities to which this statement relates is common stock, par value $.05 per share (the “Common Stock”) of Global Healthcare REIT, Inc., a Utah corporation (the “Company”). The address and principal executive offices of the Company is 6800 N. 79th St., Ste. 200, Niwot, Colorado 80503.

ITEM 2.	IDENTITY AND BACKGROUND

(a)-(c) This Report is being filed by Lance Baller, 1178 Finn Ave, Lone Tree, Colorado 80124. This report is also reflects shares owned of record by Ultimate Investments Corp., of which entity Mr. Baller is the sole shareholder and control person. This report also reflects securities of the Company owned of record by High Speed Aggregate, Inc., of which Mr. Baller is a 50% shareholder. By agreement with the other 50% shareholder of High Speed Aggregate, Inc., Mr. Baller disclaims beneficial ownership (within the meaning of Rule 13d-3 and for purposes of Section 16 under the Securities Exchange Act of 1934, as amended (“Exchange Act”) of 50% of the securities of the Company owned of record by High Speed Aggregate, Inc.

(d)-(f) The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Individual Ownership:

On March 5, 2019 Mr. Baller acquired 90,909 shares of common stock of the Company in consideration of services as a member of the Board of Directors. The shares were valued at $0.33 per share. Giving effect to this restricted stock award, Mr. Baller owned directly 1,614,654 shares of the Issuer.

Indirect Ownership:

High Speed Aggregate, Inc.:

Mr. Baller is a 50% control person of High Speed Aggregate, Inc. He has an agreement with the other 50% control person that each will exercise sole voting and investment power with respect to 50% of the securities of the Company owned of record by High Speed Aggregate, Inc. Accordingly, Mr. Baller disclaims beneficial ownership (within the meaning of Rule 13d-3 and Section 16 of the Exchange Act) of 50% of the securities owned of record by High Speed Aggregate, Inc.

High Speed Aggregate, Inc. is currently the record owner of 266,156 shares of common stock.

Ultimate Investments Corp.

Mr. Baller is the sole controlling person of Ultimate Investments Corp. (“Ultimate”).

Ultimate is the record and beneficial owner of 629,335 shares of common.

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ITEM 4.	PURPOSE OF TRANSACTION

The securities of the Company were acquired by Mr. Baller for investment. Mr. Baller reserves the right to acquire additional shares of the Company’s common stock or dispose of shares of the Company’s common stock, either in open market purchases or in private transactions.

Effective July 1, 2015, Mr. Baller was elected to serve as a member of the Board of Directors of the Company, and effective November 20, 2015 he was elected to serve as Interim CEO. Accordingly, all future acquisitions and dispositions of securities of the Company during periods in which Mr. Baller is either a director or executive officer of the Company will be undertaken in conformity with the requirements of Section 16 of the Exchange Act and rules and regulations promulgated thereunder.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) At the close of business on March 5, 2019, Mr. Baller would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 2,510,145 shares, consisting of:

(i)	266,156 shares of common stock owned of record by High Speed Aggregate, Inc.,

(ii)	629,335 shares of common stock owned of record by Ultimate Investments Corp., Inc.

(iii)	1,614,654 shares of common stock owned of record directly by Mr. Baller.

The securities represent 9.33% of the issued and outstanding shares of common stock of the Company. The foregoing is based upon 26,902,403 shares of common stock issued and outstanding as of the date of this report.

(b) Mr. Baller has the sole voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above, except as noted.

(c) Mr. Baller has not purchased or sold any shares of common stock during the past 60 days, except as disclosed herein.

(d) Not applicable

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Effective July 1, 2015, Mr. Baller was elected to serve as a member of the Board of Directors of the Company and effective November 20, 2015 Mr. Baller was appointed Interim CEO of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lance Baller

/s/ Lance Baller
Lance Baller
Date: March 7, 2019

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